                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

CB Capital Investors, L.P. ("CBCI, LLC") (FN 1)
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   (Last)               (First)                 (Middle)

c/o Chase Capital Partners

380 Madison Avenue - 12th Floor
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                                    (Street)

  New York             New York                 10017
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   (City)               (State)                 (Zip)

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2. Date of Event Requiring Statement (Month/Day/Year)

   1/1/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   iXL Enterprises, Inc. ("IIXL")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|_|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

            ________________________________________
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6. If Amendment, Date of Original (Month/Day/Year)

   6/2/1999
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7. Individual or Joint/Group Filing (Check applicable line)

   |_| Form filed by One Reporting Person

   |X| Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 5)                 (Instr. 5)            (Instr. 5)
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Class D Preferred Stock (FN 2)           9,000                       D
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* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)                                          Derivative
                              and Expiration Date   ---------------------------------    4. Conver-        Security:
                              (Month/Day/Year)                             Amount           sion or        Direct      6. Nature of
                           ----------------------                          or               Exercise       (D) or         Indirect
                             Date       Expira-                            Number           Price of       Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative     (I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Class B Convertible          N/A        N/A         Common Stock (FN 5)    4,615,300        $0.00           D
Preferred Stock (FN 4)
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Class B Preferred            N/A        12/17/07    Common Stock (FN 5)      639,000        $458.00         D
Warrants (FN 6)
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Class C Convertible          N/A        N/A         Common Stock (FN 5)      923,200        $0.00           D
Preferred Stock (FN 4)
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Explanation of Responses:

(1) Pursuant to an internal reorganization effective as of January 1, 2000, (i) CB Capital Investors, LLC ("CBCI, LLC") became the successor to CB Capital Investors, L.P. ("CBCI, LP"), (ii) CB Capital Investors, Inc. ("CBCI, Inc.") became the managing member of CBCI, LLC, and (iii) Chase Capital Partners ("CCP") became the manager, by delegation, of CBCI, LLC, pursuant to a master advisory agreement with CBCI, Inc. The internal reorganization changed CBCI, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) While these shares are not convertible securities, upon the closing of the initial public offering of iXL Enterprises, Inc. ("iXL"), these shares will be reclassified into approximately 1,826,298 shares of Common Stock, which such number of shares of Common Stock is subject to adjustment by a formula based upon the price of the Common Stock on the actual closing date of the initial public offering.

(3) Flatiron Associates LLC (f/k/a Friends of Flatiron, LLC), Flatiron Fund 1998/99, LLC and Flatiron Partners LLC (collectively, the "Flatiron Investors") and/or affiliates of the Flatiron Investors (collectively, the "Flatiron Group") are parties to certain co-investment arrangements with affiliates of CBCI, L.P. (the "Chase Entities"). The parties to such arrangements have agreed to a venture capital investment program for the purpose of making private investments primarily in the equity and equity-related securities of early stage Internet companies (the "Program"). Pursuant to the Program, the Flatiron Group has agreed to devote substantially all of its time to identifying, developing, evaluating and negotiating terms for portfolio investments for and on behalf of the Program (the "Program Investments"). In addition to its full-time devotion to the Program, the Flatiron Group has agreed, subject to certain limited exceptions, not to make any investments in companies engaged in activities pertaining to operations, content, services or technology relating to the Internet (the "Internet Area") other than through the Program, or to raise funds or manage capital on a fee or carried interest basis for investments in the Internet Area. In return, the Chase Entities have agreed, subject to certain exceptions, to refer lead Internet Area investments to the Program.

Pursuant to the Program, the operating expenses of the Program and substantially all of the Program Investments are funded by low-cost loans from the Chase Entities to the Flatiron Group. Such loans are secured by a pledge of the securities representing the Program Investments to the Chase Entities and are cross collateralized and guaranteed by a limited recourse guaranty of each principal of the Flatiron Group. The Flatiron Group has agreed to repay such loans out of the proceeds received from Program Investments. The pledged securities are also subject to certain vesting provisions; under certain circumstances, the Chase Entities have the right to purchase the unrealized, unvested securities at a price less than the fair market value. In addition, as co-investors in the Program, each of the Chase Entities and the Flatiron Group have granted each other certain rights, including without limitation, co-sale rights (subject to certain exceptions), indemnification rights, sharing of any fees generated from Program Investments and confidentiality provisions regarding the Program Investments and any other shared information. The co-sale rights terminate upon the close of iXL's initial public offering.

Currently, The Flatiron Fund 1998/99 LLC holds 1,000 shares of Class D Preferred Stock and Flatiron Associates holds 100 shares of Class D Preferred Stock, which subject to adjustment by a formula based upon the price of the Common Stock on the actual closing date of the initial public offering, will be classified into approximately 223,214 shares of Common Stock. Flatiron Partners LLC holds 6,154 shares of Class B Preferred Stock and 710 shares of Class B Preferred Warrants. Upon the closing of the initial public offering of iXL, the Flatiron Group will, subject to adjustment by a formula based upon the price of the Common Stock on the actual closing date of the initial public offering, own a total of 909,614 shares of Common Stock.

Until May 31, 1999, I. Robert Greene, a director of iXL, was a general partner of Chase Capital Partners ("CCP"), the limited partner of CBCI, L.P. CCP is investment manager of CB Capital Investors, Inc., the sole general partner of CBCI, L.P. Mr. Greene resigned as partner of CCP effective May 31, 1999 and became a principal of the Flatiron Group as of June 1, 1999.

Notwithstanding the foregoing, each of the Chase Entities and CBCI, L.P. disclaim beneficial ownership of the iXL securities held by the Flatiron Group; accordingly, the filing of this form shall not be construed as an admission that, the Chase Entities, CBCI, L.P. or any of the other reporting persons are the beneficial owners of such securities.

(4) Each share of Class B and Class C Convertible Preferred Stock is convertible at the option of the holder into 100 shares of Class A Common Stock. This conversion is subject to change if certain events occur that would otherwise dilute the conversion rights of Class B and Class C Convertible Preferred Stock. Such conversion is automatic upon the effective date of an initial public offering of Common Stock by iXL with a per share price of at least $7 and for which the aggregate proceeds equal at least $30,000,000. Holders of Class A Common Stock are entitled to convert their shares into Class B Common Stock at any time on a share for share basis. The Class A Common Stock will be reclassified as Common Stock at the closing of the initial public offering of iXL.

(5) The Common Stock reflected herein is currently the Class B Common Stock of iXL which will be reclassified as Common Stock at the closing of the initial public offering of iXL.

(6) Class B Preferred Warrants are exercisable for Class B Convertible Preferred Stock and are therefore convertible, at the holder's option, into 100 shares of Class B Common Stock for each share of Class B Convertible Preferred Stock. Upon the closing of the initial public offering of iXL, the warrants owned by CBCI, L.P. may be exercised for cash consideration and would represent 639,000 shares of Common Stock.

            CB CAPITAL INVESTORS, LLC

            By: Chase Capital Partners, as Manager


            By:                                            February   , 2000
               -----------------------------------         -----------------
                                                                 Date

            Title:                                of Chase Capital Partners
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Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

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                                                                                    Title of
                                                                                   Derivative
                                                                                   Securities
                                                                                 and Title and
                                                                                   Amount of      Ownership
                                        Date of                                    Securities   Direct Form:  Nature of    Disclaims
                                         Event      Issuer Name,     Title and     Underlying      (D) or      Indirect    Pecuniary
Name and Address of      Designated    Requiring      or Ticker      Amount of     Derivative     Indirect    Beneficial   Interest
 Reporting Person        Reporter(1)   Statement   Trading Symbol     Security     Securities        (I)      Ownership       (5)
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John R. Baron            CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Mitchell J. Blutt        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See              Yes
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Chris C. Behrens         CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Arnold L. Chavkin        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Eric Green               CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See              Yes
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Michael R. Hannon        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Donald J. Hofmann        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Stephen P. Murray        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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John M.B. O'Connor       CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Susan L. Segal           CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See              Yes
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Shahan D. Soghikian      CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
50 California
Street, Suite 2940
San Francisco, CA
94111
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Jeffrey C. Walker        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Richard D. Waters        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See              Yes
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Damion E. Wicker         CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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CCP European             CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
Principals, LLC        Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
c/o Chase Capital                                                      above                                 Note 2 below
Partners
380 Madison Avenue
12th Floor
New York, NY 10017
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CCP Principals, LLC      CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 2 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Chase Capital            CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
Corporation            Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
c/o Chase Capital                                                      above                                 Note 2 below
Partners
380 Madison Avenue
12th Floor
New York, NY 10017
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Chase Capital            CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
Partners               Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
380 Madison Avenue                                                     above                                 Note 3 below
12th Floor
New York, NY 10017
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CB Capital               CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
Investors, Inc. c/o    Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Chase Capital                                                          above                                 Note 4 below
Partners
380 Madison
Avenue 12th Floor
New York, New York
10017
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The Chase Manhattan      CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
Bank                   Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
270 Park Avenue                                                        above                                 Note 5 below
35th Floor
New York, NY  10017
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The Chase Manhattan      CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
Corporation            Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
270 Park Avenue                                                        above                                 Note 6 below
35th Floor
New York, NY  10017
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I. Robert Greene         CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Flatiron Partners  Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
257 Park Avenue                                                        above                                 Note 7 below
South 12th Floor
New York, NY 10010
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Brian J. Richmand        CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC.  1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 8 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Jonas Steinmann          CB Capital     January   iXL Enterprises,   See Table    See Table II        I      See               No
c/o Chase Capital      Investors, LLC   1, 2000    Inc. ("IIXL")    II and FN 2  and FN 2 above              Explanatory
Partners                                                               above                                 Note 9 below
380 Madison Avenue
12th Floor
New York, NY 10017
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Explanatory Note:

1) The Designated Reporter is executing this report on behalf of all reporting persons, each of whom has authorized it to do so.

2) The amount shown in Table II as directly owned securities represents the beneficial ownership of the Issuer's equity securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a partner of Chase Capital Partners ("CCP"), which is the manager, by delegation, of CBCI, LLC, pursuant to an advisory agreement with CB Capital Investors, Inc. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including internal rate of return and vesting of interests within CCP and CBCI, LLC.

3) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because it is the non-managing member of CBCI, LLC and its manager, by delegation, pursuant to an advisory agreement with the managing member of CBCI, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CBCI, LLC.

4) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is the managing member of CBCI, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within CBCI, LLC.

5) The amount shown in Table II represents beneficial ownership of the Issuer's equity securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because it is the sole stockholder of the managing member of CBCI, LLC. The actual pro rata portion of such beneficial ownership that may be attributable to the reporting person is not readily determinate because it is subject to several variables, including the internal rate of return and vesting of interests within CBCI, LLC.

6) The amount shown in Table II represents the beneficial ownership of the Issuer's equity securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is (i) the sole stockholder of Chase Capital Corporation, which is a general partner of CCP, the non-managing member of CBCI, LLC and its manager, by delegation, pursuant to an advisory agreement with its managing member, and (ii) the sole stockholder of The Chase Manhattan Bank (the sole stockholder of CB Capital Investors, Inc., the managing member of CBCI, Inc.). The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CBCI, LLC.

7) The amount shown in Table II represents the beneficial ownership of the Issuer's securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the non-managing member of CBCI, LLC and its manager, by delegation, until May 31, 1999. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within CCP and CBCI, LLC.

8) The amount shown in Table II represents the beneficial ownership of the Issuer's securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the non-managing member of CBCI, LLC and its manager, by delegation, until December 31, 1999.

9) The amount shown in Table II represents the beneficial ownership of the Issuer's securities by CBCI, LLC, a portion of which may be deemed attributable to the reporting person because he was a general partner of CCP, the non-managing member of CBCI, LLC and its manager, by delegation, until July 1, 1999.